United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Vale announces “green briquette” which can reduce CO2 emissions from steelmaking clients by up to 10% Rio de Janeiro, September 9th, 2021 - Vale SA ("Vale" or "Company”) launches today, during a virtual meeting with market analysts, a new product, developed by the company over almost 20 years, which will be able to reduce by up to 10% the greenhouse gases (GHG) emissions in the steel production by its steelmaking clients. The “green briquette” is made up of iron ore and a technological agglomerant solution, which includes in its composition sand from the treatment of mine tailings and is capable of resisting the blast furnace’s high temperatures without disintegrating. The GHG emissions reduction occurs because this product allows steelmaker to reduce dependence on sintering, a process prior to the steel production in which there is the sinter feed agglomeration. Sintering requires intensive use of fossil fuels to reach a process temperature around 1300 oC. Vale’s briquette, however, is considered to be a cold agglomerate, in which there is no burning but a drying process at a temperature between 200 and 250 oC, requiring less energy. The product also reduces emissions of particulates and gases such as sulphur dioxide (SOX) and nitrogen oxide (NOX), in addition to eliminating the use of water in its production. The “green briquette” is part of Vale’s strategy to reduce its Scope 3 emissions related to its value chain by 15% by 2035. In absolute terms, the reduction commitment is equal to 90 million tons of carbon equivalent (MtCO2e), volume equal to Chile’s 2018 energy emissions, base year used for the Scope 3 target1. Today, 98% of Vale’s total emissions are related to its chain of suppliers and clients. “The ‘green briquette’ is part of the evolution line of iron ore products offered by Vale throughout its history, the result of significant investments in research and innovation. Until the 1960s, our basic product was the granulate with high-iron content, the lump. With the drop in lump supply, we installed the first pelletizing plants in Brazil, which allowed the use of pellet feed and continue to be important for the steelmaking chain. Now, we have the “green briquette”, which will revolutionize the steel production process”, explains the Executive Vice-President of Iron Ore, Marcello Spinelli. The production of “green briquette” will initially be carried out in pelletizing plants 1 and 2 at the Tubarão Unit, in Vitória (Espírito Santo, Brazil), which are being converted for this purpose, and also in the Vargem Grande Complex, in Minas Gerais, where a new plant is being installed. The initial production capacity will be approximately 7 million tons per year. The startup of the three plants is expected by 2023. The investment totals US$ 185 million. It is expected that, in the long-term, the company will have the capacity to produce more than 50 million tons per year2 of “green briquette”, which would lead to a potential emissions reduction of 6 million tons of carbon equivalent per year (MtCo2e/year) through the use of this technology. The development of the new product was started in 2004 by researchers from Vale’s Ferrous Technology Department in Vitória (Espírito Santo, Brazil). In 2008, that department was incorporated by the Ferrous Technology Center (CTF) in Nova Lima (Minas Gerais, Brazil), where studies on briquette continued. The CTF is a high-level research center created by the company to develop products that improve the performance of industrial processes for Vale’s steelmaking customers. The first industrial trials took place in 2019 in a charcoal furnace. In 2020, tests performed in a large-scale coke furnace. “Based on the satisfactory results, we considered that we were ready to start 1 Data for Chile’s energy emissions are from the International Energy Agency. 2 Estimates are subject to confirmation through viability studies, internal approvals of new projects and market conditions.

building the first plants to launch the product commercially,” says Marketing Director for Ferrous, Rogerio Nogueira. Since the announcement of its Scope 3 targets, Vale has been formalizing partnerships with steelmaking clients to discuss decarbonization projects. For example, in a memorandum of understanding (MoU) entered into with Ternium on August 19th, it was agreed the start of technical and economic studies to assess the feasibility of building a "green briquette" plant located in the steelmaker’s facilities in Brazil. As part of its plan to meet its Scope 3 targets, Vale is also investing in dry magnetic concentration of low-grade ores - Fines Dry Magnetic Separation (FDMS) - and in sustainable, rich-input solutions for steelmaking, both in electric steel mills and in blast furnaces of integrated steel mills. Net Zero The Scope 3 reduction target is part of Vale’s strategy of zeroing its direct and indirect net carbon emissions (Scopes 1 and 2) by 2050. For this, the company will invest between US$ 4 and 6 billion to reduce these emissions by 33% by 2030. It is the largest investment ever committed by the mining industry to fight climate change. Residual emissions will be neutralized by offsetting mechanisms. All of Vale's emission reduction targets are in line with the Paris Agreement's ambition to limit global warming below 2º C by the end of the century. Luciano Siani Pires Executive Officer of Investor Relations Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement. For further information, please contact: Vale.RI@vale.com Ivan Fadel: ivan.fadel@vale.com Andre Werner: andre.werner@vale.com Mariana Rocha: mariana.rocha@vale.com Samir Bassil: samir.bassil@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: September 9th, 2021		Head of Investor Relations